Exhibit 99.1

Scinai Immunotherapeutics Granted Extension by Nasdaq Hearing Panel to Regain Compliance with Continued Listing Requirements

JERUSALEM, July 3, 2024 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (the “Company”), a biotechnology company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that it has received notice from the Nasdaq Hearings Panel (the “Hearings Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Hearings Panel has determined to grant the Company’s request to continue its listing on The Nasdaq Stock Market, subject to the Company meeting certain conditions, including filing on or before August 14, 2024, a public disclosure demonstrating compliance with the Equity Requirement (defined below).

As previously disclosed, on May 20, 2024, the Company received a staff determination letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that it is not in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires companies listed on the Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000 (the “Equity Requirement”). The letter from the Staff noted that the Company does not currently meet the alternative quantitative standards for continued listing on the Nasdaq Capital Market of either market value of listed securities or net income from continuing operations. The Company also announced that it had scheduled a hearing for June 18th before an independent Nasdaq Hearings Panel

At the June 18th hearing the Company presented its views with respect to the stockholders’ equity deficiency, including presenting a plan to address the Equity Requirement matter by converting a significant portion of the loan owed by the Company the European Investment Bank (the “EIB”) into equity. The notice received by the Company from the Staff stated that based on the plan presented the Staff determined to grant the extension for continued listing through August 14th to provide the Company with the opportunity to regain compliance.

Notwithstanding the foregoing, there can be no assurance that the Company will be able to meet the deadlines or conditions imposed by the Hearings Panel or regain compliance with all applicable requirements for continued listing.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, execution of a binding term sheet providing for revised terms of the Finance Contract with EIB, the accounting impact of execution of such revised terms and the ability of the Company to regain and remain compliant with the continued listing standards of Nasdaq, the potential of Scinai’s NanoAb program, expected revenues of Scinai’s CDMO business and timing of pre-clinical and clinical studies of the Company’s anti-IL NanoAbs for the treatment of plaque psoriasis and their results. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the Company will not execute a binding term sheet with the EIB providing for revised terms of the Finance Contract with EIB and the risk that execution of such binding term sheet will not resolve the deficiency notice of Nasdaq with respect to the Company’s shareholders’ equity; the risk that the Company will otherwise be unable to regain compliance and remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2024 and thereafter, failure to sign agreements with other potential clients of the CDMO business; a delay in the commencement and results of pre-clinical and clinical studies, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.